FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

**Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934**

For the month of February 2007

Commission File Number   0-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____________

Note: The information contained herein shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.



TEVA PHARMACEUTICAL INDUSTRIES LTD.

Contact:	**Dan Suesskind**, Chief Financial Officer	Teva Pharmaceutical Industries Ltd.	972-2-589-2840
	George Barrett, President and CEO	Teva North America	(215) 591-3030
	Liraz Kalif /Kevin Mannix, Investor Relations	Teva Pharmaceutical Industries Ltd. Teva North America	972-3-926-7281 (215) 591-8912

FOR IMMEDIATE RELEASE

TEVA REPORTS FOURTH QUARTER AND FULL YEAR 2006 RESULTS
Provides 2007 outlook

- **Quarterly Net Sales of $2.3 Billion, up 63%; Annual Net Sales of $8.4 Billion, Up 60%**
- **U.S. GAAP Quarterly EPS of $0.56; U.S. GAAP Annual EPS of $0.69**
- **Adjusted Quarterly EPS of $0.53, up 18%; Annual Adjusted EPS of $2.30, up 45%**
- **Cash Flow from Operations: Quarterly $765 Million; Annual $2,058 Million**

Jerusalem, Israel, February 13, 2007 – Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) today reported results for the quarter and the full year ended December 31, 2006.

Net sales for the fourth quarter of 2006 increased 63% to $2,277 million, compared to $1,401 million in the fourth quarter of 2005. The main contributors to the growth in sales for the quarter were the inclusion of Ivax sales, which benefited all regions, and new products sold in the U.S. that were not sold in the comparable quarter of 2005. **Net sales** for fiscal 2006 reached $8.4 billion, an increase of 60% over 2005 sales.

On a **U.S. GAAP** basis, **net income** for the fourth quarter of 2006 increased 51% to $460 million, compared to $305 million for the same period of 2005, and **fully diluted earnings per share** increased 24% to $0.56.

Adjusted net income, after eliminating certain tax-related income and certain charges recorded in the fourth quarter of 2006, reached $433 million for the quarter, an increase of 42%, and **adjusted fully diluted earnings per share** reached $0.53, an increase of 18%. These adjusted data are considered non-GAAP financial measures. Teva believes that excluding these items facilitates investors' understanding of the trends in the Company's underlying business.

For the full year of 2006, on a **U.S. GAAP** basis, **net income** and **earnings per share** reached $546 million and $0.69, a decrease of 49% and 57%, respectively, compared to 2005. **Adjusted net income,** after eliminating charges relating principally to the acquisition of Ivax, reached $1,867 million, an increase of 74% and **adjusted fully diluted earnings per share** in 2006, reached $2.30 per share, an increase of 45%, over the full year of 2005.

Except as otherwise noted, the analysis below addresses the adjusted figures.

Israel Makov, President and CEO, said: "Q4 was a very good quarter, ending what was not just another strong year for Teva, but an exceptionally strong one. This was an extraordinary year financially as well as strategically, as we established important additional platforms for growth in our business. Once again we have proven the strength of our strategies, and our excellence in executing those strategies. In 2006, Teva not only enhanced its leadership of the global generics industry, but expanded its role in the fields of CNS and Respiratory. I truly believe that Teva is ideally positioned to play an even larger role in the health care industry, and capture an even larger share of the opportunities that this industry offers."

North America accounted for 59% of Q4 net sales, while Europe contributed 24% and International (primarily Latin America, Central and Eastern Europe and Israel) 17%.

North American pharmaceutical sales (including Copaxone®) reached $1,252 million in the quarter, compared to $776 million in the fourth quarter of 2005, an increase of 61%. Sales benefited this quarter from 18 new products that were not sold in the comparable quarter of 2005, the most significant being the exclusive launch of bupropion XL during the fourth quarter of 2006, as well as of products launched in previous quarters of 2006, such as venlafaxine. In addition, sales benefited from the consolidation of Ivax, including increased sales of respiratory products, as well as higher sales of Copaxone® and the introduction of Azilect® in the U.S and Canada.

As of February 1, 2007, Teva had 162 product applications awaiting final FDA approval. Collectively, the brand products covered by these applications had annual U.S. sales of approximately $92 billion. Teva believes it is the first to file on 42 of these applications relating to products whose annual U.S. branded sales are over $36 billion.

Pharmaceutical sales in Western Europe (including Hungary and Copaxone®) increased 43% in the quarter to $513 million. In addition to the acquisition of Ivax, the increase is due to higher generic sales (including 39 product launches across various markets this quarter) and increased Copaxone® and Azilect® sales.

International pharmaceutical sales (including Copaxone®), which include primarily Latin America, Israel and Central and Eastern European countries, increased 191% in the quarter to $361 million. The increase is due to the addition of new markets in Latin America and Central and Eastern Europe as a result of the Ivax acquisition as well as expanding sales in existing markets.

Global in-market sales of Copaxone®, which continued to expand its global leadership position, reached $378 million, an increase of 17% over the fourth quarter of 2005. U.S. in-market sales increased by 9% to $238 million. In-market sales outside the U.S., mainly in Europe, increased by 35% to $139 million. For the full year of 2006, global in-market sales of Copaxone® increased by 20% to $1,414 million, with U.S. in-market sales increasing by 17% to $916 million and non-U.S. sales increasing by 26% to $498 million, reflecting higher sales in Teva's main Western European markets as well as in Russia and certain Latin American countries.

Azilect®, Teva's second innovative drug, continued its successful entry, making inroads among the existing products for the treatment of Parkinson's disease in the U.S. and Europe, with global sales in the quarter of $19 million and annual sales of $44 million. Azilect® is now available in 24 countries.

API sales to third parties reached a quarterly record of $151 million, an increase of 7% over the fourth quarter of 2005. Total API sales (including internal sales) were $281 million, a decrease of 5% compared to the fourth quarter of 2005. The decrease in internal sales largely reflects higher than normal volumes of raw material sales in the comparable 2005 fourth quarter in preparation for the 2006 vertically integrated large product launches with exclusivity.

Gross profit margin reached 48.4% in the fourth quarter of 2006, which was similar to the gross profit margin of the fourth quarter of 2005. The gross margin this quarter declined from the exceptionally high gross margins of the second and third quarters of 2006, which were attributable to high sales of newly launched products with exclusivity. In addition to the shelf stock adjustments that were made due the anticipated loss of exclusivities on simvastatin, pravastatin and finasteride that occurred during the quarter, the company absorbed nearly $50 million more in shelf-stock adjustments for simvastatin than had been expected, due to the retention of a much larger-than-expected market share of simvastatin following the end of the exclusivity period.

Net Research & Development expenditures grew by 40% over the comparable quarter of 2005 and reached $137 million. R&D as a percentage of sales reached 6%.

Selling, General and Administrative (SG&A), which represented 21% of sales during the quarter, amounted to $478 million, as compared to 15.5% of sales and $217 million in the fourth quarter of 2005. This higher level of SG&A in the reported quarter primarily reflects the substantially higher proportion of branded business mainly as a result of the Ivax acquisition. In addition, higher sales of products in the U.S., in which Teva shares its profit with third parties, and the expensing of employee stock options increased SG&A this quarter.

The **Tax Rate** provided for the fourth quarter was 12.9% of pre-tax income compared with 12.5% in the previous quarter and 13.7% in the comparable quarter. This adjusts the annual tax rate from 15.5% to 14.9% of adjusted pre-tax income, compared with a rate of 18% for 2005.

Cash flow generated from operating activities during the fourth quarter of 2006 amounted to $765 million, bringing the total operating cash flow for the year to $2,058 million. Free cash flow generated in 2006 net of dividends and capital expenditures amounted to $1,463 million.
Cash and marketable securities amounted to $2.3 billion as of December 31, 2006.

Share repurchases by Teva- during the fourth quarter totaled approximately 7.3 million shares for an aggregate purchase price of $234 million. An additional 3.3 million shares were purchased in 2007 for $112 million. Overall Teva repurchased 10.6 million shares for an amount equal to $346 million reflecting an average price of $32.49 per share.

Shareholders Equity on December 31, 2006 reached $11.1 billion, up by $563 million from September 30, 2006.

Share Count - For the fourth quarter of 2006, the share count for the fully diluted earnings per share calculation was 832 million shares. As of December 31, 2006 and going forward, Teva's share count for the fully diluted share count calculation is estimated at 832 million shares.

2007 Outlook - The Company expects net sales in 2007 to exceed $9 billion and fully diluted earnings per share to be in the range of $2.07 to $2.19.

Dividend

The Board of Directors, at its meeting on February 12, 2007, declared a cash dividend for the fourth quarter of 2006 of NIS 0.40 (approximately 9.4 cents according to the rate of exchange on February 12, 2007) per share. The record date will be February 21, 2007, and the payment date will be March 8, 2007. Tax will be withheld at a rate of 16%.

Conference Call

Teva will host a conference call to discuss the Company's fourth quarter and year end results on Tuesday, February 13, 2007 at 08:45 a.m. EST. The call will be webcast and can be accessed through the Company's website at www.tevapharm.com. Following the conclusion of the call, a replay of the webcast will be available within 24 hours at the Company's web site. Alternatively, a replay of the call will be available until February 21, 2007 at 11:59 (ET), by calling 1-(201) 612-7415 outside the U.S. or 1-(877) 660-6853 in the U.S. The Pass Code to access the replay is: Account #: 3055 and Conference ID#: 229480.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The Company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 80% of Teva's sales are in North America and Europe.



TEVA PHARMACEUTICAL INDUSTRIES LTD.

Consolidated Statements of Income

(Unaudited, in millions, except earnings per share)

	October - December		January - December	
	2006	**2005**	**2006**	**2005**
	U.S. Dollars			
NET SALES	2,277	1,401	8,408	5,250
COST OF SALES	1,174	725	4,149	2,770
GROSS PROFIT	1,103	676	4,259	2,480
RESEARCH AND DEVELOPMENT	137	98	495	369
SELLING GENERAL AND ADMINISTRATIVE	478	217	1,572	799
ACQUISITION OF R&D IN PROCESS	47		1,295	
LITIGATION SETTLEMENT, IMPAIRMENT AND RESTRUCTURING EXPENSES	66		96	
OPERATING INCOME	375	361	801	1,312
FINANCIAL INCOME (EXPENSES) – net	4	(10)	(95)	(4)
INCOME BEFORE INCOME TAXES	379	351	706	1,308
PROVISION FOR INCOME TAXES	(78)	48	155	236
	457	303	551	1,072
PROFIT (LOSS) FROM ASSOCIATED COMPANIES	2	2	(3)	2
MINORITY INTERESTS	1		(2)	(2)
NET INCOME	460	305	546	1,072
EARNINGS PER SHARE:				
Basic ($)	0.60	0.49	0.72	1.73
Diluted ($)	0.56	0.45	0.69	1.59
WEIGHTED AVERAGE NUMBER OF SHARES:				
Basic	768	621	756	618
Diluted	832	682	805	681
ADJUSTED NET INCOME:*	433	305	1,867	1,072
ADJUSTED EARNINGS PER SHARE:*				
Basic ($)	0.56	0.49	2.47	1.73
Diluted ($)	0.53	0.45	2.30	1.59
WEIGHTED AVERAGE NUMBER OF SHARERS:				
Basic	768	621	756	618
Diluted	832	682	822	681

*See reconciliation attached



TEVA PHARMACEUTICAL INDUSTRIES LTD.

Reconciliation Between Reported and Adjusted Net Income

(Unaudited, in millions, except earnings per share)

	October - December		January - December	
	2006	**2005**	**2006**	**2005**
	U.S. Dollars			
REPORTED NET INCOME	460	305	546	1,072
IVAX PURCHASE ACCOUNTING ADJUSTMENTS				
ACQUISITION OF R&D IN PROCESS	29		1,277	
INVENTORY STEP - UP			95	
IMPAIRMENT AND RESTRUCTURING EXPENSES	16		46	
ACQUISITION OF R&D IN PROCESS - OTHER	19		25	
LITIGATION SETTLEMENT	50		50	
RELEASE OF PRIOR YEARS' INCOME TAX PROVISIONS				
AND TAX APPLICABLE TO THE ABOVE ITEMS	(141)		(172)	
ADJUSTED NET INCOME	433	305	1,867	1,072
DILUTED EARNINGS PER SHARE				
REPORTED ($)	0.56	0.45	0.69	1.59
ADJUSTED ($)	0.53	0.45	2.30	1.59



TEVA PHARMACEUTICAL INDUSTRIES LTD.

Balance Sheet Data
(in millions)

	December 31	
	2006	**2005**
ASSETS	**U.S. Dollars**	
CURRENT ASSETS	7,640	5,505
INVESTMENTS & OTHER ASSETS	613	424
FIXED ASSETS – net	2,193	1,361
INTANGIBLE ASSETS - net	1,987	635
GOODWILL	8,038	2,462
TOTAL ASSETS	**20,471**	**10,387**

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES	4,071	2,260
LONG-TERM LIABILITIES	5,223	2,077
MINORITY INTERESTS	35	8
SHAREHOLDERS' EQUITY	11,142	6,042
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**20,471**	**10,387**



TEVA PHARMACEUTICAL INDUSTRIES LTD.

Sales for the Quarter October – December (U.S. $ millions)

Sales by Geographical Areas

Sales For the Period	2006	2005	% Change	% of Total
North America	1,336	864	54.6	58.7
Europe*	557	399	39.6	24.4
International	384	138	178.3	16.9
Total	**2,277**	**1,401**	**62.5%**	**100.0%**

Sales by Business Segments

Sales For the Period	2006	2005	% Change	% of Total
Pharmaceutical	2,126	1,260	68.7	93.4
A.P.I.**	151	141	7.1	6.6
Total	**2,277**	**1,401**	**62.5%**	**100.0%**

Pharmaceutical Sales

Sales For the Period	2006	2005	% Change	% of Total
North America	1,252	776	61.3	58.9
Europe*	513	360	42.5	24.1
International	361	124	191.1	17.0
Total	**2,126**	**1,260**	**68.7%**	**100.0%**

* Western Europe and Hungary
** Sales to third party only



TEVA PHARMACEUTICAL INDUSTRIES LTD.

Sales for the Period January – December (U.S. $ millions)

Sales by Geographical Areas

Sales For the Period	2006	2005	% Change	% of Total
North America	5,065	3,146	61.0	60.2
Europe*	2,036	1,529	33.2	24.2
International	1,307	575	127.3	15.6
Total	**8,408**	**5,250**	**60.2%**	**100.0%**

Sales by Business Segments

Sales For the Period	2006	2005	% Change	% of Total
Pharmaceutical	7,821	4,726	65.5	93.0
A.P.I.**	587	524	12.0	7.0
Total	**8,408**	**5,250**	**60.2%**	**100.0%**

Pharmaceutical Sales

Sales For the Period	2006	2005	% Change	% of Total
North America	4,759	2,837	67.7	60.8
Europe*	1,850	1,378	34.3	23.7
International	1,212	511	137.2	15.5
Total	**7,821**	**4,726**	**65.5%**	**100.0%**

* Western Europe and Hungary
** Sales to third party only



TEVA PHARMACEUTICAL INDUSTRIES LTD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                    (Registrant)

By: /s/ Dan Suesskind
                                             Name: Dan Suesskind
                                             Title: Chief Financial Officer

Date: February 13, 2007